Exhibit 8.1

InMode Ltd.

List of Subsidiaries

The following is a list of subsidiaries of the company as of December 31, 2023, omitting some subsidiaries which, considered in the aggregate, would be not constitute a significant subsidiary.

Subsidiary	Jurisdiction of Incorporation
Invasix Inc.	Delaware, USA
Invasix Corp.	Canada
InMode M.D. Ltd.	Israel
InMode Innovations Ltd.	Israel
Invasix UK Ltd.	United Kingdom
InMode Japan KK	Japan
Invasix Iberia S.L.	Spain
Guangzhou InMode Medical Technology Ltd.	China
InMode Asia Limited.	Hong Kong
InMode India Private Limited.	India
InMode Australia Pty Ltd..	Australia
IMD France EURL..	France
InMode Italy S.r.l..	Italy
InMode Germany GmbH..	Germany